Exhibit 99.1

Lifeway Foods, Inc. Announces Fourth Quarter and Full Year Ended December 31, 2020

Net Sales increase 8.9% Year-over-Year to $102 million

Morton Grove, IL — March 25, 2021— Lifeway Foods, Inc. (Nasdaq: LWAY) (“Lifeway” or “the Company”), the leading U.S. supplier of kefir and fermented probiotic products to support the microbiome, today reported financial results for the fourth quarter and full year ended December 31, 2020.

“I am very pleased to report another exciting and strong year of growth here at Lifeway, particularly in light of this difficult year defined by the COVID-19 pandemic,” commented Julie Smolyansky, CEO and President of Lifeway. “Of note, our net sales grew 8.9% to $102.0 million compared to 2019, and our net income increased from $0.5 million in 2019 to $3.2 million in 2020. The food retail environment has been majorly reshaped this year, and our decision to focus on digital engagement has paid dividends in continuing to attract more and more consumers to our multi-serve, immune supporting products. I am very encouraged by the ongoing market trends towards healthy products like Lifeway’s, and I believe this momentum will carry on far past just 2021. Our current retail partnerships are seeing gains, illustrated by our strong results, as we continue to enhance category growth, and we plan on both expanding the current and identifying new profitable relationships in the year ahead. Finally, this year we will continue to invest in customer acquisition strategies because we want more and more people to hear the Lifeway story. We are looking forward to an outstanding 2021.”

Full Year 2020 Results

Net sales were $102.0 million for the year ended December 31, 2020, an increase of $8.4 million or 8.9% versus prior year. The net sales increase was primarily driven by higher volumes of our branded drinkable kefir, partially offset by lower cream revenues associated with a decline in the market price of butter fat.

Gross profit as a percentage of net sales increased to 26.4% for the year ended December 31, 2020 from 23.6% during the same period in 2019. The increase versus the prior year was primarily due to the impact of favorable milk pricing, and to a lesser extent favorable freight costs.

Selling expenses decreased $0.9 million, or 7.8%, to $10.2 million for the year ended December 31, 2020 from $11.1 million in 2019. Selling expenses as a percentage of net sales were 10.0% in 2020 compared to 11.8% in 2019.

General and administrative expenses decreased $1.2 million, or 9.1%, to $11.7 million for the year ended December 31, 2020 from $12.8 million during the same period in 2019. The decrease is primarily a result of lower compensation expense due to organizational changes made in 2019 and lower incentive compensation, partially offset by increased professional fee expense.

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Income tax expense was $1.6 million for the year ended December 31, 2020, compared to $0.8 million during the same period in 2019. Our effective income tax rate (ETR) for the year ended December 31, 2020 was 33.1% compared to an ETR of 63.3% in the same period last year.

The Company reported net income of $3.2 million or $0.21 per basic and diluted common share for the year ended December 31, 2020 compared to a net income of $0.5 million or $0.03 per basic and diluted common share in 2019.

About Lifeway Foods, Inc.

Lifeway Foods, Inc., which has been recognized as one of Forbes’ Best Small Companies, is America’s leading supplier of the probiotic, fermented beverage known as kefir. In addition to its line of drinkable kefir, the company also produces frozen kefir, specialty cheeses, and a ProBugs line for kids. Lifeway’s tart and tangy fermented dairy products are now sold across the United States, Mexico, Ireland and the United Kingdom, with limited distribution in additional countries. Learn how Lifeway is good for more than just you at www.lifewaykefir.com.

Forward-Looking Statements

This release (and oral statements made regarding the subjects of this release) contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 regarding, among other things, future operating and financial performance, product development, market position, business strategy and objectives. These statements use words, and variations of words, such as “continue,” “build,” “future,” “increase,” “drive,” “believe,” “look,” “ahead,” “confident,” “deliver,” “outlook,” “expect,” and “predict.” Other examples of forward looking statements may include, but are not limited to, (i) statements of Company plans and objectives, including the introduction of new products, or estimates or predictions of actions by customers or suppliers, (ii) statements of future economic performance, and (III) statements of assumptions underlying other statements and statements about Lifeway or its business. You are cautioned not to rely on these forward-looking statements. These statements are based on current expectations of future events and thus are inherently subject to uncertainty. If underlying assumptions prove inaccurate or known or unknown risks or uncertainties materialize, actual results could vary materially from Lifeway’s expectations and projections. These risks, uncertainties, and other factors include: price competition; the decisions of customers or consumers; the actions of competitors; changes in the pricing of commodities; the effects of government regulation; possible delays in the introduction of new products; and customer acceptance of products and services. A further list and description of these risks, uncertainties, and other factors can be found in Lifeway’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and the Company’s subsequent filings with the SEC. Copies of these filings are available online at https://www.sec.gov, http://lifewaykefir.com/investor-relations/, or on request from Lifeway. Information in this release is as of the dates and time periods indicated herein, and Lifeway does not undertake to update any of the information contained in these materials, except as required by law. Accordingly, YOU SHOULD NOT RELY ON THE ACCURACY OF ANY OF THE STATEMENTS OR OTHER INFORMATION CONTAINED IN ANY ARCHIVED PRESS RELEASE.

Contact:

Lifeway Foods, Inc.

Phone: 847-967-1010

Email: info@lifeway.net

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LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2020 and 2019

(In thousands)

	December 31,
	2020	2019
Current assets
Cash and cash equivalents	$7,926	$3,836
Accounts receivable, net of allowance for doubtful accounts and discounts & allowances of $1,350 and $1,100 at December 31, 2020 and 2019, respectively	8,002	6,692
Inventories, net	6,930	6,392
Prepaid expenses and other current assets	1,163	1,598
Refundable income taxes	31	681
Total current assets	24,052	19,199

Property, plant and equipment, net	21,048	22,274
Operating lease right-of use asset	345	738

Intangible assets
Goodwill and indefinite-lived intangibles	12,824	12,824
Other intangible assets, net	–	152
Total intangible assets	12,824	12,976

Other Assets	1,800	1,800
Total assets	$60,069	$56,987

Current liabilities
Accounts payable	$5,592	$5,282
Accrued expenses	2,196	4,087
Accrued income taxes	653	154
Total current liabilities	8,441	9,523
Line of credit	2,768	2,745
Operating lease liabilities	165	488
Deferred income taxes, net	1,764	922
Other long-term liabilities	77	58
Total liabilities	13,215	13,736

Stockholders’ equity
Preferred stock, no par value; 2,500 shares authorized; no shares issued or outstanding at 2020 and 2019	–	–
Common stock, no par value; 40,000 shares authorized; 17,274 shares issued; 15,604 and 15,710 shares outstanding at 2020 and 2019	6,509	6,509
Paid-in capital	2,600	2,380
Treasury stock, at cost	(12,450)	(12,601)
Retained earnings	50,195	46,963
Total stockholders’ equity	46,854	43,251

Total liabilities and stockholders’ equity	$60,069	$56,987

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LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

For the three months and twelve months ended December 31, 2020 and 2019

(In thousands, except per share data)

	Three Months Ended December 31,		Twelve months Ended December 31,
	2020	2019	2020	2019

Net sales	$25,585	$23,165	$102,026	$93,662

Cost of goods sold	18,393	17,144	72,006	68,367
Depreciation expense	761	911	3,087	3,146
Total cost of goods sold	19,154	18,055	75,093	71,513

Gross profit	6,431	5,110	26,933	22,149

Selling expenses	2,786	2,553	10,197	11,062
General and administrative	2,980	3,728	11,661	12,828
Amortization expense	35	40	152	192
Total operating expenses	5,801	6,321	22,010	24,082

Income (loss) income from operations	630	(1,211)	4,923	(1,933)

Other income (expense):
Interest expense	(22)	(47)	(118)	(249)
Fair value gain on investments	–	1,731	–	1,731
Realized gain on investments, net	–	1,413	4	1,413
Loss (gain) on sale of property and equipment	–	6	(28)	189
Other income	45	2	47	84
Total other (expense) income	23	3,105	(95)	3,168

Income before provision for income taxes	653	1,894	4,828	1,235

Provision for income taxes	373	840	1,596	782

Net income	$280	$1,054	$3,232	$453

Earnings per common share:
Basic	$0.02	$0.07	$0.21	$0.03
Diluted	$0.02	$0.07	$0.21	$0.03

Weighted average common shares:
Basic	15,604	15,709	15,597	15,748
Diluted	15,797	15,821	15,766	15,804

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LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2020 and 2019

(In thousands)

	2020	2019

Cash flows from operating activities:
Net income	$3,232	$453
Adjustments to reconcile net income to operating cash flow:
Depreciation and amortization	3,239	3,338
Non-cash interest expense	23	23
Non-cash rent expense	(37)	(17)
Bad debt expense	(6)	7
Deferred Revenue	(91)	(97)
Reserve for inventory obsolescence	–	(52)
Stock-based compensation	393	838
Deferred income taxes	841	533
Fair value gain on investment	–	(1,731)
Net gain on sale of investment	–	(1,413)
(Loss) gain on sale of property and equipment	28	(189)
(Increase) decrease in operating assets:
Accounts receivable	(1,304)	(423)
Inventories	(538)	(523)
Refundable income taxes	649	2,067
Prepaid expenses and other current assets	423	(526)
Increase (decrease) in operating liabilities:
Accounts payable	311	710
Accrued expenses	(1,278)	783
Operating lease asset amortization/liability	–	(17)
Accrued income taxes	500	47
Net cash provided by operating activities	6,385	3,811

Cash flows from investing activities:
Purchases of investments	–	(15)
Proceeds from sale of investments	–	1,509
Purchases of property and equipment	(1,895)	(1,178)
Proceeds from sale of property and equipment	5	522
Net cash (used in) provided by investing activities	(1,890)	838

Cash flows from financing activities:
Purchase of treasury stock	(405)	(538)
Repayment of line of credit	–	(3,273)
Net cash used in financing activities	(405)	(3,811)

Net increase in cash and cash equivalents	4,090	838
Cash and cash equivalents at the beginning of the period	3,836	2,998
Cash and cash equivalents at the end of the period	$7,926	$3,836

Supplemental cash flow information:
Cash paid for income taxes, net of (refunds)	$(426)	$(1,865)
Cash paid for interest	99	259
Non-cash investing activities
Right-of-use assets recognized at ASU 2016-02 transition	–	944
Operating lease liability recognized at ASU 2016-02 transition	–	997
Increase (decrease) in right-of-use assets and operating lease obligations recognized after ASU 2016-02 transition	(44)	305
Non-cash financing activities
Issuance of common stock under equity incentive plans	522	–

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